UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53159

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/25__ AND ENDING __12/31/25__
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Retirement Plan Advisors Services, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__29 E. Madison St., Suite 500__
(No. and Street)

__Chicago__	__IL__	__60602__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Joshua Schwartz__	__312-701-1100__	__jfschwartz@retirementplanadvisors.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__Topel Forman, LLC__
(Name – if individual, state last, first, and middle name)

__500 N. Michigan Ave, Suite 1700__	__Chicago__	__IL__	__60611__
(Address)	(City)	(State)	(Zip Code)

__07/27/10__	__5181__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Joshua Schwartz, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Retirement Plan Advisory Services, LLC, as of 12/31, 2025 is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
ANDREA AVILA
Notary Public, State of Illinois
Commission No. 1018083
My Commission Expires
September 29, 2029

2/27/26

Signature: 2/27/26

Title: CEO

This filing** contains (check all applicable boxes):

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RETIREMENT PLAN ADVISORS SERVICES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

INDEX



<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

To the Board of Directors and Shareholders
of Retirement Plan Advisors Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Retirement Plan Advisors Services, LLC (an Illinois limited liability company and wholly-owned subsidiary), as of December 31, 2025 and 2024, the related statements of operations, changes in equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Retirement Plan Advisors Services, LLC as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Retirement Plan Advisors Services, LLC's management. Our responsibility is to express an opinion on Retirement Plan Advisors Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Retirement Plan Advisors Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information included on pages 17-19 has been subjected to audit procedures performed in conjunction with the audit of Retirement Plan Advisors Services, LLC's financial statements. The supplemental information is the responsibility of Retirement Plan Advisors Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information included on pages 17-19 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Topel Forman L.L.C.

Certified Public Accountants

We have served as Retirement Plan Advisors Services, LLC's auditor since 2011.

Chicago, Illinois
February 24, 2025

500 N. Michigan Avenue, Suite 1700
Chicago, IL 60611
312-642-0006

audit • tax • advisory
www.topelforman.com

55 Madison Street, Suite 650
Denver, CO 80220
720-588-4707

RETIREMENT PLAN ADVISORS SERVICES, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2025 AND 2024

	2025	2024
ASSETS		
Cash and cash equivalents	$ 790,304	$ 974,910
Commissions receivable	240,564	178,554
Due from RPA, LLC	414,829	137,601
Due from RPAG, LLC	-	15,217
Due from advisors	-	24,803
Prepaid expenses and other assets	67,653	70,601
Intangible assets, net	422,484	478,500
TOTAL ASSETS	$ 1,935,834	$ 1,880,186
LIABILITIES AND MEMBER'S EQUITY		
Due to RPA, LLC	$ -	$ 94,463
Due to RPAG, LLC	249,504	7,309
Accrued expenses	694,245	411,819
Total Liabilities	$ 943,749	$ 513,591
Member's Equity	$ 992,085	$ 1,366,595
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,935,834	$ 1,880,186

(The accompanying notes to financial statements are an integral part of these statements.)

RETIREMENT PLAN ADVISORS SERVICES, LLC
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024
REVENUES:		
Commission income	$ 3,239,640	$ 2,770,325
Interest income	21,156	26,122
Other income	-	67,259
Total Revenues	$ 3,260,796	$ 2,863,706
OPERATING EXPENSES:		
Administration/operations charges	$ 719,092	$ 691,871
Amortization	105,202	16,500
Computer technology charges	51,974	53,806
Employee compensation and benefits	1,743,284	1,169,794
Insurance	51,570	51,623
Licenses and permits	49,531	41,422
Office expenses	14,327	16,832
Professional fees	39,511	34,923
Total Operating Expenses	$ 2,774,491	$ 2,076,771
Net Income	$ 486,305	$ 786,935

(The accompanying notes to financial statements are an integral part of these statements.)

RETIREMENT PLAN ADVISORS SERVICES, LLC
STATEMENTS OF CHANGES IN EQUITY
YEARS ENDED DECEMBER 31, 2025 AND 2024

	Member's Equity
Balance at January 1, 2024	$ 1,074,660
Net income	786,935
Contributions	495,000
Distributions	(990,000)
Balance at December 31, 2024	$ 1,366,595
Net income	486,305
Contributions	49,185
Distributions	(910,000)
Balance at December 31, 2025	$ 992,085

(The accompanying notes to financial statements are an integral part of these statements.)

RETIREMENT PLAN ADVISORS SERVICES, LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2025 AND 2024

CASH FLOWS FROM OPERATING ACTIVITES:	2025	2024
Net Income	$ 486,305	$ 786,935
Adjustments to reconcile net income to net cash provided by operating activites:		
Amortization	105,202	16,500
(Increase) Decrease In:		
Commissions receivable	(62,010)	41,427
Due from RPA, LLC	(277,228)	92,133
Due from RPAG, LLC	15,217	(15,217)
Due from advisors	24,803	(129)
Prepaid expenses and other current assets	2,948	(43,221)
Increase (Decrease) In:		
Due to RPA, LLC	(94,463)	20,705
Due to RPAG, LLC	242,195	7,309
Accrued expenses	282,426	124,038
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 725,394	$ 1,030,480
CASH FROM FINANCING ACTIVITIES:		
Distributions	$ (910,000)	$ (990,000)
NET CASH USED BY FINANCING ACTIVITIES	$ (910,000)	$ (990,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ (184,606)	$ 40,480
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	974,910	934,430
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 790,304	$ 974,910

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Schedule of Noncash Investing Activities

Intangible asset acquired through contribution	$ 49,185	$ 495,000

(The accompanying notes to financial statements are an integral part of these statements.)

1. NATURE OF OPERATIONS:

Retirement Plan Advisors Services, LLC, an Illinois Limited Liability Company (the "Company" or "RPAS, LLC"), is an introducing broker-dealer registered under the Securities Exchange Act of 1934 and is regulated by Financial Industry Regulatory Authority (FINRA). Effective January 1, 2014, the Company became a wholly owned subsidiary of Retirement Plan Advisors Group, Inc. ("RPAG"). Effective December 22, 2021, RPAG converted from an S-Corporation to a Limited Liability Company and changed its name to Retirement Plan Advisors Group, LLC. Effective December 22, 2021, RPA, Inc. also converted from an S-Corporation to a Limited Liability Company and changed its name to Retirement Plan Advisors Services, LLC. On December 22, 2021, RPAG became a wholly owned subsidiary of Retirement Plan Advisors Holdings, Inc. ("RPAH, Inc.").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

ESTIMATES AND ASSUMPTIONS

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all unrestricted demand deposits, money market funds, highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's short-term financial instruments consist of cash, receivables, and current liabilities. The carrying value of these short-term instruments approximates their estimated fair values based on the instruments' short-term nature.

SECURITIES AND FEES

Securities transactions and fees are recorded on the trade date as transactions occur.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

COMMISSIONS RECEIVABLE

Commissions receivable are recorded at net realizable value. The Company uses judgement in establishing a provision for estimated credit losses based upon historical experience and review of current economic conditions for our customers.

The Company's principal customers all retain the Company's services under substantially the same credit terms, with similar historical credit risks. As a result, the Company assesses credit risks as a single group. The Company evaluates collection risk and establishes expected credit loss primarily through a combination of the following: analysis of historical aging and credit loss experience, and customer specific information.

CREDIT LOSSES

Financial assets measured at amortized cost are presented at the net amount expected to be collected and the measurement of credit losses and any expected increases in expected credit losses are recognized in earnings. The estimate of expected credit losses involves judgment and is based on an assessment over the life of the financial instrument taking into consideration current market conditions and reasonable and supportable forecasts of expected future economic conditions. The Company has adopted the practical expedient provided by ASU 2025-05 to estimate credit losses on current accounts receivable and has also elected the accounting policy election to use subsequent cash collections to determine the allowance for credit losses. As of December 31, 2025, the Company has evaluated all collections through February 25, 2026. The Company determined the allowance for credit losses on financial assets measured at cost was de minimis as of December 31, 2025 and 2024, therefore, no allowance for credit losses has been recorded related to those assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

CREDIT LOSSES – (CONTINUED)

The following table summarizes the changes in the allowance for the expected credit losses on commissions receivable for the year ended December 31, 2025 and 2024:

	2025	2024
Balance as of January 1	$ -	$ -
Provision for expected losses	-	-
Deductions - write-offs	-	-
Recoveries collected	-	-
Balance as of December 31	$ -	$ -

The following table represents the opening and ending balances to be disclosed under ASC 606:

	December 31, 2025	December 31, 2024	January 1, 2024
Commissions receivable	$ 240,564	$ 178,554	$ 219,981

INCOME TAXES

The Company is not subject to U.S. Federal or state income taxes as it was a Qualified Subchapter S Subsidiary through December 22, 2021 and a single member LLC for the period from December 23, 2022 through December 31, 2025, which are disregarded entities for income tax purposes. Accordingly, any income or loss is reported by the Company's Parent in its income tax returns. The Company did not note any material differences between the tax basis and financial statement amounts of its assets and liabilities.

The Company and its Parent follow Topic 740 in reporting income taxes and has made a policy election not to allocate any current or deferred income taxes to the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

INCOME TAXES (CONTINUED)

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken while preparing the Company's tax return to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined there are no uncertain tax positions as of December 31, 2025, and 2024. RPAG income tax returns for years prior to December 31, 2022 are no longer subject to examination. If applicable, the Company would recognize penalties and interest related to income taxes in income tax expense.

COMMISSION INCOME

Commission income is recognized when earned and is based on a percentage of ongoing premium based contributions and/or a percentage of assets under management.

ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses represent expenses incurred but not yet paid and generally require payment within 30 days of the month or quarter end.

INTANGIBLE ASSETS AND AMORTIZATION

Intangible assets consist of purchase customer lists and are stated at cost and amortized for financial reporting purposes using the straight-line method over the estimated future periods to be benefited, generally five years. For income tax purposes, the Company uses Internal Revenue Service prescribed lives, generally 15 years.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews long-lived assets, including property and equipment and intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable, but no less than annually. An impairment loss could be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)**

NEW ACCOUNTING PRONOUNCEMENT

In July 2025, the FASB issued ASU 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets ("ASU 2025-05"), which aments Topic 326 to provide a practical expedient and an accounting policy election related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. Specifically, in developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The ASU also allows for electing an accounting policy to consider collection activity after the balance sheet date but before the financial statements are available to be issued. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. The Company adopted the ASU effective January 1, 2025 using the prospective approach and did not have a material impact on results of operations and financial condition.

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," which modifies the rules on income tax disclosures to require disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. The guidance is effective for annual periods beginning after December 15, 2024, with early adoption permitted. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company adopted this ASU effective January 1, 2025 using the prospective approach and did not have a material impact on the results of operations and financial condition nor its disclosures since it's a disregarded entity for income tax purposes.

3. **CONCENTRATION OF CREDIT RISK:**

The Company maintains its cash in various deposit accounts in three banks that are high credit quality financial institutions. The balances at times may exceed statutory insured limits. The Company has never experienced any losses in such accounts and based on the size and reputation of the depository institution, believes it is not exposed to any significant credit risk on such credit cash balances. As of December 31, 2025 and 2024, the amounts in excess of statutory insured limit were approximately $114,000 and $416,000, respectively.

4. REVENUE RECOGNITION:

Significant revenue streams recognized by the Company from contracts with customers accounted for under ASC 606 for the years ended December 31, 2025 and 2024 are below:

	2025	2024
Commission income	$ 3,239,640	$ 2,770,325

Commission income consists of override commissions received on participant deposits, assets under management, and fixed insurance, and is received based on contractual terms. The performance obligation for participant deposits and fixed insurance settles when the participants deposits are received, typically daily. The performance obligation for commissions received on assets under management is settled on the calculation date, typically the end of a month or quarter.

The performance obligations described above relate to contracts that have an original expected duration of less than one year and all revenue is recognized at a point in time.

The Company has made no significant judgments in applying the revenue guidance prescribed in ASC 606 that affects the determination of the amount and timing of revenue from the related contracts above.

5. RETIREMENT BENEFITS:

The Company has a defined contribution retirement plan covering substantially all employees meeting certain eligibility provisions as defined by the Internal Revenue Code. Contributions to the plan are determined within the limits of the Internal Revenue Code at the discretion of the Board of Directors. The Company contributes 3% of eligible participant salaries. Contributions to this plan for eligible employees were $142,141 and $115,217 for the years ended December 31, 2025 and 2024, respectively, of which $93,343 and $81,485 was allocated to RPA, LLC in 2025 and 2024, respectively.

6. NET CAPITAL REQUIREMENTS:

The Company is an introducing broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined. In addition, the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and aggregate indebtedness change daily. As of December 31, 2025 and 2024, the Company had net capital of $87,119 and $639,873 and net capital requirements of $62,917 and $34,239, respectively. The net capital rule may effectively restrict the withdrawal of member's equity.

7. **RELATED PARTIES:**

The Company is a wholly owned subsidiary of RPAG. RPAG is a wholly owned subsidiary of RPAH, Inc. The Company is also an affiliate with RPA, LLC by way of it also being a wholly owned subsidiary of RPAG.

The Company is party to an Expense Sharing Agreement between the Company, RPAG, RPAH, Inc., and RPA, LLC (the "Group"). Certain expenses incurred by each Company are allocated to the Group based on terms of the Expense Sharing Agreement.   Generally, most overhead costs such as legal, insurance, rent and utilities are paid by RPA, LLC and allocated to the Company. The Company records these expenses as administrative/operations charges in the accompanying Statements of Operations. Compensation costs are incurred by the Company and allocated to RPA, LLC. The Company records reimbursements received from RPA, LLC as a reduction to compensation expense recorded in the accompanying Statements of Operations. Compensation costs related to equity activity are incurred by RPAG and allocated to the Company. The Company records these expenses as compensation expense in the accompanying Statements of Operations.

The following is a recap of the amounts recognized by the Company relating to the Expense Sharing Agreement and other intercompany activity as of and for the years ended December 31:

	2025	2024
Administration/operations charges from RPA, LLC	$ 719,092	$ 691,871
Compensation cost reimbursements received from RPA, LLC	$ 3,665,939	$ 3,144,607
Compensation costs allocated from RPAG, LLC	$ 37,888	$ -

The following is a recap of the intercompany receivables and payables as of December 31:

	2025	2024
Due from RPA, LLC	$ 414,829	$ 137,601
Due from RPAG, LLC	$ -	$ 15,217
Due to RPA, LLC	$ -	$ 94,463
Due to RPAG, LLC	$ 249,504	$ 7,309

7. RELATED PARTIES: (CONTINUED)

In the ordinary course of business, the Company collects certain revenues on behalf of RPAG. The Company acts as an agent for these revenues which are recorded on a net basis in the financial statements. RPAG also collects certain revenues on behalf of the Company which are recorded as commission income in the financial statements.

The following is a recap of the amounts recognized by the Company relating to these transactions as of and for the years ended December 31:

	2025	2024
Insurance revenues collected by RPAS, LLC	$ 776,918	$ 7,309
Commission revenues collected by RPAG, LLC	$ 104,760	$ 24,574

The Company receives commission income from Cambridge Investment Research, Inc. ("CIR"). The Company was affiliated with CIR by way of certain owners of RPAH, Inc. being registered representatives of CIR and having a nominal ownership interest in Cambridge Investment Group, Inc. ("CIG") which owns 100% of CIR. In addition, CIG has ownership interest in RPAG, LLC. The Company received commission income from CIR of $1,011,621 and $859,609 during the years ended December 31, 2025 and 2024, respectively. The Company had a receivable balance due from CIR of $92,126 and $59,038 as of December 31, 2025 and 2024, respectively.

On January 1, 2025, RPAG started a long-term incentive plan and also issued phantom units to select employees. Both plans entitle employees to receive a cash payment upon exercise. Both plans will cliff vest 100% on December 31, 2031. For the year ended December 31, 2025, the Company recognized net compensation expense of $37,888 related to both plans.

In July 2025, the Company entered into a Severance Agreement with a former employee. Per the terms of the agreement, the Company paid severance to the former employee in the amount of $250,000, of which $125,000 was due and accrued at December 31, 2025. RPAS allocated $150,000 of this expense to RPA, LLC under the Expense Sharing Agreement.

8. SINGLE SEGMENT REPORTING:

The Company is engaged in a single line of business as a limited broker-dealer, which is comprised mainly of commission transactions. The Company has identified its internal Leadership Team and the Board of its parent entity as the chief operating decision makers (CODM). Collectively, they use net income to evaluate the results of the business. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using the information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

The following table presents the segment revenue and significant expenses for the years ended December 31, 2025 and 2024:

	2025	2024
Revenue:	$ 3,260,796	$ 2,863,706
Less:		
Administration/operations charges	$ 719,092	$ 691,871
Amortization	105,202	16,500
Computer technology charges	51,974	53,806
Employee compensation and benefits	1,743,284	1,169,794
Insurance	51,570	51,623
Licenses and permits	49,531	41,422
Office expenses	14,327	16,832
Professional fees	39,511	34,923
Net Income	$ 486,305	$ 786,935

8. SINGLE SEGMENT REPORTING: (CONTINUED)

The following table presents the other required segment disclosures for the years ended December 31, 2025 and 2024:

	2025	2024
Other segment disclosures		
Commission income	$ 3,239,640	$ 2,770,325
Interest income	21,156	26,122
Other income	-	67,259
Total Revenues	$ 3,260,796	$ 2,863,706
Amortization	105,202	16,500
Noncash financing activity	49,185	495,000
Segment assets	1,935,834	1,880,186

9. INTANGIBLE ASSETS:

On October 31, 2024, RPAG acquired the commission business of Retirement Benefit Systems, Inc., Database Financial Solutions, Inc., and Database Financial Services, Inc. (collectively known as DFS) through its parent company. The total purchase price for the acquisition was $1,650,000 and approximately 30% of the business is broker-dealer related with the other 70% being insurance business. Accordingly, RPAG pushed down the 30% related to the broker-dealer business and the Company recorded $495,000 on its books as an intangible asset for customer list from the acquisition and an equity contribution from RPAG.

On April 30, 2025, RPAG acquired the commission and fee business of Joseph Hilliard. The total purchase price of the acquisition was $103,149 and approximately 42% of the business is broker-dealer related with the other 58% being fee business. Accordingly, RPAG pushed down 42% related to the broker-dealer business and the Company recorded $43,838 on its books as an intangible asset for customer list from the acquisition and an equity contribution from RPAG.

On August 28, 2025, RPAG acquired some St. Louis area school district commission and fee business. The total purchase price of the acquisition was $21,389 and approximately 25% of the business is broker-dealer related with the other 75% being fee business. Accordingly, RPAG pushed down 25% related to the broker-dealer business and the Company recorded $5,347 on its books as an intangible asset for customer list from the acquisition and an equity contribution from RPAG.

9. **INTANGIBLE ASSETS: (CONTINUED)**

The table below shows the intangible assets and accumulated amortization for the years ended December 31:

		2025		2024
Customer lists	$	544,186	$	495,000
Accumulated amortization		121,702		16,500
Intangibles, net	$	422,484	$	478,500

Total amortization expense amounted to $105,202 and $16,500 for the years ended December 31, 2025 and 2024, respectively.

The following table summarizes the estimated future amortization expense of the intangible assets for the years ending December 31:

		Expense
2026	$	108,837
2027		108,837
2028		108,837
Thereafter		95,973
	$	422,484

10. **SUBSEQUENT EVENTS:**

No additional subsequent events were noted through February 25, 2026 the date on which the financial statements were issued.

RETIREMENT PLAN ADVISORS SERVICES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2025

NET CAPITAL:

Total member's equity	$	992,085
Less nonallowable assets:		
Prepaid expenses		67,653
Net receivables from affiliates		414,829
Intangible assets		422,484
	$	904,965
Net capital before haircuts	$	87,119
Less haircuts		-
Net capital	$	87,119
Minimum net capital required		62,917
Excess net capital	$	24,202
Aggregate indebtedness	$	943,749
Percentage of aggregate indebtedness to net capital		1083.28%

There are no material differences between the preceding computation and the company's corresponding unaudited part II of form X-17a-5 as of December 31, 2025, filed January 27, 2026.

RETIREMENT PLAN ADVISORS SERVICES, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2025

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

RETIREMENT PLAN ADVISORS SERVICES, LLC
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2025

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.



Topel Forman L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Retirement Plan Advisors Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Retirement Plan Advisors Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Retirement Plan Advisors Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (the “exemption provisions") and (2) Retirement Plan Advisors Services, LLC stated that Retirement Plan Advisors Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Retirement Plan Advisors Services, LLC’s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Retirement Plan Advisors Services, LLC’s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Topel Forman L.L.C.

Certified Public Accountants

Chicago, Illinois
February 25, 2026

500 N. Michigan Avenue, Suite 1700
Chicago, IL 60611
312-642-0006

audit • tax • advisory
www.topelforman.com

55 Madison Street, Suite 650
Denver, CO 80220
720-588-4707



Retirement Plan Advisors Services, LLC
Exemption Report

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

Retirement Plan Advisors Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

 (1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: paragraph k (1).

 (2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Joshua Schwartz, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Joshua Schwartz

Chief Financial Officer

February 1, 2026

Office of Supervisory Jurisdiction: 29 E. Madison St., Suite 500 | Chicago, IL 60602 | 312.701.1100 | www.retirementplanadvisors.com
Securities offered through Cambridge Investment Research, Inc., a Broker/Dealer, Member FINRA/SIPC.
Investment Advisory Services offered through Retirement Plan Advisors, LLC, a Federally Registered Investment Adviser.
Cambridge is a partial owner of Retirement Plan Advisors, LLC.